SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 16 March 2020

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

16 March 2020

 BT GROUP PLC BOARD CHANGES

BT Group plc hereby announces that Sir Ian Cheshire and Sara Weller CBE will be joining the BT Group plc Board as non-executive directors. Ian joins the Board with immediate effect and as a member of the Remuneration Committee and the Nominations Committee. Sara will join the Board and become a member of the Nominations Committee immediately before the 2020 Annual General Meeting on or around 16 July 2020.

Ian brings a wealth of listed company experience, with a notable background in strategy, international retail and eCommerce.  Ian is Chair of Barclays Bank UK PLC, non-executive director of Barclays PLC, Chair of Menhaden PLC and the lead non-executive director for HM Government.  He was previously Group Chief Executive of Kingfisher plc and Senior Independent Director and Remuneration Committee Chair of Whitbread PLC.

Sara brings a broad perspective to the Board having a background in retail, fast moving consumer goods and financial services. She has strong board experience at both executive and non-executive level. Sara is a non-executive director of Lloyds Banking Group plc and United Utilities Group PLC although she intends to step down from the Board of United Utilities Group PLC at its annual general meeting to be held on 24 July 2020. She was previously Managing Director of Argos.

In welcoming both to the Board, BT's Chairman Jan du Plessis, said "We are delighted to welcome Ian and Sara, both of whom will add to the breadth of experience and diversity of thought of the BT Board."

Ian added "BT plays a critical role in providing the digital infrastructure and services required here in the UK and by leading organisations across the world.  I am very pleased to be joining an experienced Board.  I look forward to playing my part in taking the company into the next phase of its distinguished history."

Sara commented "As digital networks converge, BT's focus is on the creation of market-leading customer experiences. I am pleased to bring my own retail experience to this challenge as part of a Board that has strong diversity of backgrounds and perspectives."

Sir Ian Cheshire biography
Ian is Chair of Barclays Bank UK PLC, non-executive director of Barclays PLC and a member of its Nomination Committee. He is also Chair of Menhaden PLC, a UK investment trust, and the lead non-executive director for HM Government.

Ian held a variety of posts whilst at Kingfisher plc from 1998 to 2014, including Chief Executive of B&Q from 2005 to 2008 and Group Chief Executive from 2008 to 2014. He has also previously been the Senior Independent Director and Remuneration Committee Chairman for Whitbread PLC and the Chairman of Debenhams.

Sara Weller CBE biography
Sara is a non-executive director of Lloyds Banking Group plc and a member of its remuneration and nomination and governance committees. She is currently a non-executive director of United Utilities Group PLC, chair of its remuneration committee and a member of its nomination committee, although she intends to step down from the Board of United Utilities Group PLC at its annual general meeting to be held on 24 July 2020. Sara is the Lead Non-Executive Director at the Department for Work and Pensions and a Trustee of Lloyds Bank Foundation for England & Wales.

Sara's previous roles include Managing Director of Argos and various senior positions at J Sainsburys plc, including Deputy Managing Director and serving on its board between January 2002 and May 2004. She has also previously been Non-Executive Director of Mitchells & Butlers plc and held senior management roles at Abbey National and Mars Confectionery.

Enquiries
Press office:
Tom Engel	Tel: 020 7356 5369

Investor relations:
Mark Lidiard	Tel: 020 7356 4909

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of four customer-facing units: Consumer, Enterprise, Global and Openreach.

For the year ended 31 March 2019, BT Group's reported revenue was £23,428m with reported profit before taxation of £2,666m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on the London stock exchange.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 16 March 2020